Mail Stop 4561

February 20, 2008

By U.S. Mail and facsimile to (516) 327-7860

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

      Re: Astoria Financial Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for Fiscal Quarter Ended March 31, 2007
              Form 10-Q for Fiscal Quarter Ended June 30, 2007
              File No. 001-11967

Dear Mr. Redman:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Branch Chief